

April 21, 2009

Manas Petroleum Corporation
c/o Clark Wilson LLP
Attention: Ethan Minsky
Barristers and Solicitors
Suite 800 - 885 West Georgia Street
Vancouver, British Columbia V6C 3H1, Canada

> **Re: Manas Petroleum Corporation**
> **Post Effective Amendment No. 2 Form S-1**
> **Filed April 13, 2010**
> **File No. 333-147567**

Dear Sir or Madam:

We have reviewed the above response letter and filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   We note that Rahn & Bodmer Co. appears on the selling shareholder table for the first time. Please tell us the reason for the change in the number of shares being sold. Disclose how and when Rahn & Bodmer received its securities. Please note that, as a general matter, you cannot add shares to a registration statement using a post effective amendment.

2.   Please disclose the individual or individuals who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by your selling shareholders that are entities.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Manas Petroleum Corporation
April 21, 2010
Page 3

        Please contact Douglas Brown at (202) 551-3265 or in his absence, me at (202)
551-3611 with any questions.

                                        Sincerely,

                                        Anne Nguyen Parker
                                        Branch Chief

cc: Ethan Minsky
        (604) 687-6314